3-5-02



895457


RECD S.E.C.
MAR 5 2002
080

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

March 5, 2002

TECNOMATIX TECHNOLOGIES LTD.
(Translation of Registrant's Name into English)

PROCESSED
MAR 21 2002
THOMSON
FINANCIAL

16 Hagalim Avenue
Herzliya 46733, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark, whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by reference herein are Registrant's Press Releases.

THIS REPORT ON FORM 6-K OF TECNOMATIX TECHNOLOGIES LTD.
(THE "COMPANY") IS INCORPORATED BY REFERENCE INTO
THE REGISTRATION STATEMENTS OF THE COMPANY
ON FORM F-3 (FILE NO. 333-7734),
ON FORM S-8 (FILE NO. 333-11466) AND
ON FORM S-8 (FILE NO. 333-14082)

Press Releases

Universal Instruments and Tecnomatix Announce Expanded Support for Universal Machines

Tecnomatix eMPower to Support Widespread Use of Universal Machines in the Electronics Manufacturing Marketplace

NASHUA, N.H., February 26, 2002 - Tecnomatix Technologies, Ltd. (NASDAQ: TCNO), the leading provider of Manufacturing Process Management software solutions, today announced its improved support for Universal Instruments Corporation, a subsidiary of Dover Corp. (NYSE: DOV) based in Binghamton, New York. Tecnomatix Unicam, Inc., a wholly owned subsidiary of Tecnomatix Technologies, Ltd., will provide offline-programming support for all of Universal Instruments' newest machines and features.

Universal Instruments Corporation is a global provider of electronic circuit assembly technology and equipment to the top manufacturers of the electronics industry. Tecnomatix has been working with Universal since September of 1999, collaborating on requirements planning, development, quality assurance, and technical support, to increase mutual customer satisfaction.

This development effort provides comprehensive machine support for Universal's GSM with FlexJet; the newest turret-style chip shooter, the HSP4797; the Radial 8; Axial 8; and Pin-Inserter through-hole machines. The mutual effort assures customers will receive continued support as Universal modifies these machines and offers an offline programming capability for the customer, yielding less downtime and more productivity.

"The latest version of the Tecnomatix eMPower? line of software supports Universal Instruments' newest models of equipment. This enables electronics manufacturers with multi-vendor lines that include these machines to benefit from the programming and optimization capabilities of the eMPower software," said Lynn Potenziano, product marketing specialist, Universal Instruments.

"Tecnomatix is proud to have worked with Universal since 1999," said Israel Levy, chief executive officer of Tecnomatix Unicam, Inc. "This collaboration provides our customers with the best offline programming available, and we look forward to continuing this mutually beneficial relationship with Universal, and with Universal's client base."

About Tecnomatix Technologies, Ltd.

Tecnomatix Technologies, Ltd. (NASDAQ: TCNO) is the world's leading provider of Manufacturing Process Management software for the electronics, automotive, aerospace and heavy equipment industries. The company's eMPower™ software enables global manufacturing customers to build the best production strategies to succeed in their increasingly complex environments. Tecnomatix applications run on an open platform providing a collaborative environment for authoring, simulating and managing manufacturing processes across the extended enterprise and its suppliers. The company, founded in 1983, has offices and distributors in North America, Europe, the Pacific Rim and Latin America. Additional information about the company can be found at www.tecnomatix.com.

About Universal Instruments Corporation
Universal Instruments, a subsidiary of Dover Corp. (NYSE Symbol: DOV) and based in Binghamton, NY, is a global provider of innovative electronic circuit assembly technology and equipment, integrated system solutions and process expertise to the top manufacturers in every category of the electronics industry. Around the globe, more than 18,000 installed machines carry Universal Instruments' name. Universal has sales, service, product training, and parts distribution locations throughout the world.

Certain statements made herein that use the words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, changes in the level of activity in the automotive industry, decline in demand to the Company's products, inability to timely develop and introduce new technologies, products and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission.

Company Contact:
Tecnomatix Technologies, Ltd.
Bill Siegel
603-891-4150, X6574
bsiegel@tecnomatix.com

Investor Contact:
Lippert/Heilshorn & Assoc.
Jody Burfening (ext. 304)
212-838-3777
jody@lhai.com

Media Contact:
Weber Shandwick Worldwide
Todd Van Hoosear
617-520-7114
tvanhoosear@webershandwick.com

Press Releases

Audi AG Purchases Over $400,000 In Tecnomatix eMPower Licenses

Automotive Manufacturer Extends Its Use of eMPower Solutions to Optimize the Manufacturing Planning Process from Design Through Production

NASHUA, N.H., February 26, 2002 - Tecnomatix Technologies, Ltd. (NASDAQ: TCNO), the leading provider of Manufacturing Process Management (MPM) software solutions, today announced that Audi AG has purchased eMPower? software licenses valued in excess of US$400,000 for use in their Ingolstadt and Neckarsulm plants in Germany.

Audi will implement Tecnomatix eM-Planner, the 'backbone' and core environment for process planning, in several ongoing car projects that benefit from the reuse of existing planning information. These projects are directly located in and controlled by operational departments for CarBody that use such eMPower applications as eM-Planner, eM-Reports and eM-Workplace.

"Tecnomatix eMPower will contribute significantly to collaborative workflow both within the automotive OEM and across the entire process planning chain of suppliers supported by this integrated planning platform," says Dr. Frank Mantwill, head of methods planning/design body shop, Audi AG in Ingolstadt. "We are aiming to further reduce time-to-market while increasing planning and production quality as a result of our eMPower implementation. We anticipate this will, in the end, help to reduce the total project costs."

"Audi AG has a long and proven record with eMPower MPM solutions," said Harel Beit-On, chairman and chief executive officer of Tecnomatix Technologies, Ltd. "With the planned comprehensive roll-out in the CarBody areas at the Ingolstadt and Neckarsulm sites, Audi will be putting our MPM solutions to the test. eMPower will enable Audi to optimize the planning, design and management of their manufacturing processes from beginning to end. We look forward to building on our long-standing relationship with Audi as we continue providing them with the solutions that will help keep them in the lead in their industry."

About Tecnomatix Technologies, Ltd.

Tecnomatix Technologies, Ltd. (NASDAQ: TCNO) is the world's leading provider of Manufacturing Process Management software for the electronics, automotive, aerospace and heavy equipment industries. The company's eMPower™ software enables global manufacturing customers to build the best production strategies to succeed in their increasingly complex environments. Tecnomatix applications run on an open platform providing a collaborative environment for authoring, simulating and managing manufacturing processes across the extended enterprise and its suppliers. The company, founded in 1983, has offices and distributors in North America, Europe, the Pacific Rim and Latin America. Additional

Information about the company can be found at www.tecnomatix.com.

About Audi AG
Audi is an international developer and manufacturer of high-quality cars. In 2001 the company sold more than 726,000 vehicles. The sales revenues of the Audi Group totaled more than $ 19 billion in 2001. The Audi Group currently has more than 50,000 employees worldwide.

Certain statements made herein that use the words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, changes in the level of activity in the automotive industry, decline in demand to the Company's products, inability to timely develop and introduce new technologies, products and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission.

Note: All brand, product and company names are trademarks of their respective owners.

Company Contact:
Tecnomatix Technologies, Ltd.
Bill Siegel
603-891-4150, X6574
bsiegel@tecnomatix.com

Investor Contact:
Lippert/Heilshorn & Assoc.
Jody Burfening (ext. 304)
212-838-3777
jody@lhai.com

Media Contact:
Weber Shandwick Worldwide
Todd Van Hoosear
617-520-7114
tvanhoosear@webershandwick.com



Tecnomatix Technologies Ltd.

Press Releases

EDAG Engineering + Design AG Cites Collaborative Capabilities in Purchase of New eMPower Licenses

Leading German Automotive Design House Calls eMPower Collaboration Capacity a "Key Component" in Optimization of Manufacturing Planning Process

NASHUA, N.H., February 19, 2002 - Tecnomatix Technologies, Ltd. (NASDAQ: TCNO), the leading provider of Manufacturing Process Management (MPM) software solutions, today announced that EDAG Engineering + Design AG has purchased 50 eMPower™ software licenses for use in their German sites. This implementation will target current and upcoming car projects with automotive OEMs worldwide.

EDAG develops vehicles and production systems, prototypes and turnkey production systems for virtually all of the world's leading automotive companies, including Audi, Bentley, BMW, DaimlerChrysler, Ford, General Motors, Kia Motors, Honda, Porsche, and more. The new Tecnomatix eM-Planner licenses include an array of modules ranging from Costing, Layout, Material Flow Analysis, Variants, ODBC Interfaces to Work Instructions, Weld Managing and eM-Workplace Integration. Comprehensive capacity and state-of-the-art technical equipment for all manufacturing process steps are prerequisites for success in this highly competitive marketplace, and EDAG is integrating eMPower technology into their manufacturing planning process to ensure optimum production quality, and time and cost savings.

"The collaboration capacity of eMPower is a key component in the development and documentation of our new planning methods as we move through the integration phases," says Peter Heil, Division Manager Engineering Services Production Equipment at EDAG headquarters in Fulda, Germany. "With eMPower playing such an integral role in EDAG's universal process, new concurrent engineering strategies can be developed and applied in conjunction with the Product Development and Production IT departments, and with external software engineering companies."

"We are extremely pleased to be teaming up with our long-time customer, EDAG. As a successful innovator and renowned engineering house, EDAG has been using Tecnomatix products and eMPower solutions for more than ten years," says Harel Beit-On, CEO and chairman of Tecnomatix Technologies, Ltd. "eMPower technology, especially in the area of Body-in-White, supports their collaborative processes significantly and helps to optimize the complex workflows throughout the process chain with EDAG's customers."

About Tecnomatix Technologies, Ltd.

Tecnomatix Technologies, Ltd. (NASDAQ: TCNO) is the world's leading provider of Manufacturing Process Management software for the electronics, automotive, aerospace and heavy equipment industries. The company's eMPower™ software enables global manufacturing customers to build the best production strategies to succeed in their increasingly complex environments. Tecnomatix applications run on an open platform providing a collaborative environment for authoring, simulating and managing manufacturing processes across the extended enterprise and its suppliers. The company, founded in 1983, has offices and distributors in North America, Europe, the Pacific Rim and Latin America. Additional information about the company can be found at www.tecnomatix.com.

About EDAG

With 26 sites around the world, EDAG offers design, technical development, model building, gauge-making, prototype construction and testing, as well as turn-key production plants for leading automotive manufacturers. The company's vehicle development expertise ranges from initial product concept and design through full series production. EDAG revenues for the year 2000 were reported in excess of $US360M. For more information, see the company's Web site at www.edag.com.

Certain statements made herein that use the words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, changes in the level of activity in the automotive industry, decline in demand to the Company's products, inability to timely develop and introduce new technologies, products and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission.

Note: All brand, product and company names are trademarks of their respective owners.

Company Contact:
Tecnomatix Technologies, Ltd.
Bill Siegel
603-891-4150, X6574
bsiegel@tecnomatix.com

Investor Contact:
Lippert/Heilshorn & Assoc.
Jody Burfening (ext. 304)
212-838-3777
jody@lhai.com

Media Contact:
Weber Shandwick Worldwide
Todd Van Hoosear
617-520-7114
tvanhoosear@webershandwick.com

Press Releases

Tecnomatix Announces Fourth Quarter and Full Year 2001 Results

Return to Profitability with Fourth Quarter Pro Forma EPS of $0.02

Herzlia, Israel, February 12, 2002 - Tecnomatix Technologies, Ltd. (NASDAQ: TCNO), the leading provider of Manufacturing Process Management (MPM) software solutions, announced today its financial results for the fourth quarter and full year ended December 31, 2001.

All financial figures in the press release are pro forma results. Pro forma results exclude non-recurring in-process research and development charges, amortization of acquired intangibles related to acquisitions, restructuring costs and asset impairment, and extraordinary items.

For the fourth quarter ended December 31, 2001, the Company is reporting revenues of $21.2 million, operating income of $0.5 million and net income of $0.2 million, or $0.02 per share. This compares to the fourth quarter ended December 31, 2000, when the Company reported revenues of $21.7 million, an operating loss of $4.9 million and a net loss of $4.9 million or $(0.48) per share. The Company ended the quarter with $50.4 million in cash, cash equivalents and short-term investments.

The Company reported revenues for 2001 of $86.9 million, an operating loss of $4.9 million and a net loss of $5.7 million, or $(0.55) per share. This compares to the year ended December 31, 2000, when the Company reported revenues of $89.0 million, an operating loss of $7.6 million and a net loss of $6.9 million or $(0.68) per share.

"2001 has been a year of challenges and achievements," said Harel Beit-On, Chairman and Chief Executive Officer of Tecnomatix. "At the beginning of the year, we set several goals: to restore profitability, to strengthen our position as the leader of Manufacturing Process Management, and to structure the organization for long-term growth. I am pleased to report that we achieved all these goals despite the general slowdown of the economy.

"We are particularly encouraged by the growing acceptance of our Manufacturing Process Management (MPM) solutions. Yesterday, we announced that Ford Motor Company will begin global deployment of our eMPower solutions. This is the result of just one of the over 100 pilot projects we started at the beginning of the year. By the end of the year, over half of these companies had invested in initial deployments of MPM as an integral part of their Product Life-Cycle Management (PLM) strategies. Companies such as Airbus, Audi, BMW, DaimlerChrysler, General Motors, Kia, Korean Aerospace Industries and Mazda, as well as many of their suppliers, helped to increase our MPM license sales by 160% in 2001. MPM licenses, which grew each quarter, both sequentially and year-over-year, now represent 27% of our 2001 license revenues.

"MPM leverages our core manufacturing competencies and Internet technologies to address companies needs to optimize manufacturing processes across the extended enterprise, and to reduce time-to-market, time-to-volume and manufacturing costs. An integral part of a company's product life-cycle management, MPM provides the backbone for collaborative manufacturing planning, engineering and shop-floor environments, enabling our customers to develop manufacturing processes among dispersed teams of engineers and to transfer these processes to plants and suppliers.

"To promote MPM implementations, we have shifted our sales strategy from technical selling to adding business value to our customers' manufacturing activities. MPM projects involve seamless integration into our customer's IT landscape, installation, training and follow-on services. Our new Global Professional Services team handles these activities, which accounted for 20% of our revenues this year. We believe these services will grow as more and more of our customers adopt MPM solutions.

"Our electronics industry business was hard hit by the slowdown of the electronics industry. Year-over-year electronics revenues declined by 20%. However, we remain confident that when the industry turns around, we will leverage our leadership position and resume growth in this sector."

Belt-On concluded, "The efforts we made during 2001 to restore profitability and position Tecnomatix for long-term growth are already producing results. As we enter the new year, we are focused on converting more pilot projects into revenues and on expanding deployment of MPM with existing customers."

CONFERENCE CALL INFORMATION
Tecnomatix will hold a conference call to discuss its fourth quarter results on February 12, 2002 at 8:30am EST. To access the conference call, please dial (212) 896-6092 by 8:20am. A replay of the conference call will also be available approximately two hours after the completion of the live conference call. To access the replay, please dial (800) 633-8284 (international callers dial +1.858.812.6440), reservation #20207664. The replay will be available until 5:00pm EST on February 19th.

Click the link to view Q4 results

About Tecnomatix Technologies, Ltd.
Tecnomatix Technologies, Ltd. (NASDAQ: TCNO) is the world's leading provider of Manufacturing Process Management software for the electronics, automotive, aerospace and heavy equipment industries. The company's eMPower™ software enables global manufacturing customers to build the best production strategies to succeed in their increasingly complex environments. Tecnomatix applications run on an open platform providing a collaborative environment for authoring, simulating and managing manufacturing processes across the extended enterprise and its suppliers. The company, founded in 1983, has offices and distributors in North America, Europe, the Pacific Rim and Latin America. Additional information about the company can be found at www.tecnomatix.com.

Certain statements made herein that use the words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business *conditions and specifically, changes in the level of activity in the automotive industry,* decline in demand to the Company's products, inability to timely develop and introduce new technologies, products and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission.

Note: All brand, product and company names are trademarks of their respective owners.

•

Company Contact:
Tecnomatix Technologies, Ltd.
Marsha Shalvi
972-9-9594733
mshalvi@tecnomatix.com

Investor Contact:
Lippert/Heilshorn & Assoc.
Jody Burfening (ext. 304)
212-838-3777
jody@lhai.com

12

Condensed Consolidated Balance Sheets
U.S $ in thousands

	12/31/01	12/31/00
Current Assets:		
Cash and cash equivalents	21,670	25,829
Short-term investments	29,515	32,916
Receivables:		
Trade	23,110	30,304
Related parties	417	17
Other and prepaid expenses	5,988	7,763
Total current assets	80,700	96,829
Non-current receivables	808	912
Long-term investments	457	437
Property and equipment, net	7,359	9,696
Acquired intangibles, net	17,604	25,285
Other assets, net	16,451	16,159
Total assets	123,379	149,318
Current Liabilities:		
Short-term credits	687	784
Payables:		
Trade	2,267	3,213
Other and accrued expenses	19,988	25,309
Total current liabilities	22,942	29,306
Provision for losses from investment in an affiliate company	95	-
Accrued severance pay, net	681	1,063
5.25% Convertible subordinated notes	43,765	49,250
Minority interest in consolidated subsidiary	3	3
Shareholders' equity	55,893	69,696
Total liabilities and shareholders' equity	123,379	149,318

PRO-FORMA RESULTS[1]

U.S $ in thousands, except per share data

	Twelve months ended		Three months ended	
	12/31/01	12/31/00	12/31/01	12/31/00
Revenues				
Software and systems sales	42,316	51,699	10,386	12,646
Maintenance and engineering services	44,584	37,319	10,816	9,057
Total revenues	86,900	89,018	21,202	21,703
Costs and expenses				
Software and systems sales	7,851	5,764	2,290	1,367
Maintenance and engineering services	15,268	13,354	3,824	3,207
Research and development, net	19,216	20,748	3,884	6,055
Selling and marketing	44,624	50,737	9,669	14,429
General and administrative	4,855	6,037	1,075	1,551
Total costs and expenses	91,814	96,640	20,742	26,609
Operating income (loss)	(4,914)	(7,622)	460	(4,906)
Financial income, net	(202)	1,348	(413)	302
Income (loss) before taxes on income	(5,116)	(6,274)	47	(4,604)
Provision for income taxes	(54)	(505)	282	(334)
Income (loss) after taxes on income	(5,170)	(6,779)	329	(4,938)
Minority interest in net income (loss) of consolidated subsidiary and equity share in net income (loss) of an affiliate company	(532)	(129)	(129)	3
Net income (loss)	(5,702)	(6,908)	200	(4,935)
Diluted earnings (loss) per share:				
Net Income (loss)	(0.55)	(0.68)	0.02	(0.48)
Weighted average number of shares outstanding:				
Diluted	10,366,125	10,224,737	11,144,411	10,286,023

[1]Excluding Non-Recurring In-Process Research and Development Charges, Amortization of Acquired Intangibles, Restructuring Costs and Asset Impairment and Extraordinary Item

Reconciliation of Pro Forma and GAAP Net Income (Loss)
Consolidated Statements of Operations
U.S $ in thousands

The following pro forma supplemental information provides a reconciliation between pro forma net income (loss) and net income (loss) according to generally accepted accounting principles (GAAP). This pro forma information is not prepared in accordance with GAAP.

	Twelve months ended		Three months ended	
	12/31/01	12/31/00	12/31/01	12/31/00
Pro forma net income (loss)	(5,702)	(6,908)	200	(4,935)
Reconciling items to GAAP net income (loss) :-				
Amortization of acquired intangibles	(7,758)	(7,801)	(1,955)	(2,125)
Restructuring costs and asset impairment	(1,843)	0	(1,843)	0
In-Process R&D and acquisition related charges	0	(5,250)	0	0
Extraordinary item - gain from repurchase of convertible notes	1,394	0	0	0
Total pro forma adjustments	(8,207)	(13,051)	(3,798)	(2,125)
GAAP net income (loss)	(13,909)	(19,959)	(3,598)	(7,060)

Consolidated Statements of Operations
U.S $ in thousands, except per share data

	Twelve months ended		Three months ended	
	12/31/01	12/31/00	12/31/01	12/31/00
Revenues				
Software and systems sales	42,316	51,699	10,386	12,646
Maintenance and engineering services	44,584	37,319	10,816	9,057
Total revenues	86,900	89,018	21,202	21,703
Costs and expenses				
Software and systems sales	7,851	5,764	2,290	1,367
Maintenance and engineering services	15,268	13,354	3,824	3,207
Amortization of acquired intangibles	7,758	7,801	1,955	2,125
Research and development, net	19,216	20,748	3,884	6,055
Selling and marketing	44,624	50,737	9,669	14,429
General and administrative	4,855	6,037	1,075	1,551
Restructuring costs and asset impairment	1,843	-	1,843	-
In-Process R&D and acquisition related charges	-	5,250	-	-
Total costs and expenses	101,415	109,691	24,540	28,734
Operating income (loss)	(14,515)	(20,673)	(3,338)	(7,031)
Financial income, net	(202)	1,348	(413)	302
Income (loss) before taxes on income	(14,717)	(19,325)	(3,751)	(6,729)
Provision for income taxes	(54)	(505)	282	(334)
Income (loss) after taxes on income	(14,771)	(19,830)	(3,469)	(7,063)
Minority interest in net income (loss) of consolidated subsidiary and equity share in net income (loss) of an affiliate company	(532)	(129)	(129)	3
Income (loss) before extraordinary item	(15,303)	(19,959)	(3,598)	(7,060)
Extraordinary item	1,394	-	-	-
Net income (loss)	(13,909)	(19,959)	(3,598)	(7,060)
Basic earnings (loss) per share:				
Income (loss) before Extraordinary Item	(1.48)	(1.95)	(0.34)	(0.69)
Extraordinary Item	0.13	-	-	-
Net Income (loss)	(1.35)	(1.95)	(0.34)	(0.69)
Diluted earnings (loss) per share:				
Income (loss) before Extraordinary Item	(1.48)	(1.95)	(0.34)	(0.69)
Extraordinary Item	0.13	-	-	-
Net Income (loss)	(1.35)	(1.95)	(0.34)	(0.69)
Weighted average number of shares outstanding:				
Basic	10,366,125	10,224,737	10,443,310	10,286,023
Diluted	10,366,125	10,224,737	10,443,310	10,286,023

Press Releases

Ford Signs Agreement to Begin Deployment of Global Strategy Based on Tecnomatix eMPower Solutions

Initial Implementation Will Streamline and Standardize Automotive Manufacturer's Manufacturing Process Management Worldwide

NASHUA, NH – February 11, 2002 – Tecnomatix Technologies, Ltd. (NASDAQ: TCNO), the leading provider of Manufacturing Process Management (MPM) software solutions, today announced that Ford Motor Company has signed an agreement to begin implementing Tecnomatix eMPower™ MPM solutions – including software applications, service and maintenance – in support of efforts to streamline and standardize the global manufacturing process definition throughout most of Ford's lines of business. This agreement with Tecnomatix represents Ford's first global implementation of a commercial MPM solution.

Covering the company's Ford, Lincoln, Mercury, Jaguar, Volvo, and Land Rover brands, this agreement was established in an effort to reduce costs as well as improve quality of product and manufacturing process design. Under the agreement, Tecnomatix will provide Ford with the eMPower MPM solution including eM-Planner, eBOP-Browser, and eM-Reports. Tecnomatix eMPower MPM solutions can contribute significantly to global manufacturers' efforts to reduce process design costs, improve the efficiency and flexibility of manufacturing process change control, and manage accessibility to the overall process. eMPower helps improve the manufacturing cost structure by establishing a single, consistent representation of the manufacturing process and enhancing communication between manufacturing, product development, and the suppliers that require this information. This higher level of collaboration also improves quality while saving money, by allowing potential problems in the process to be identified earlier, when they can be fixed at lower cost.

To meet the demands of today's highly volatile automotive market, Tecnomatix will help Ford to achieve the highest possible levels of communication among manufacturing and product development groups worldwide, and reduce costs throughout the process. An effective and comprehensive global manufacturing process management strategy is a key component of that effort requiring the support of innovative, global solutions like those provide by the Tecnomatix eMPower MPM solution.

"Tecnomatix shares Ford's passion for better ideas, and we have worked together for many years as they have expanded the use of our technology," said Harel Beit-On, Chairman and CEO of Tecnomatix Technologies. "eMPower MPM solutions can make a critical contribution to efforts to improve communication between manufacturing and product development, to achieve significant cost savings throughout the process, and support investment in and commitment to new product programs. Tecnomatix is pleased to have this new opportunity to contribute to Ford's mission of revitalization to produce the highest-quality cars and trucks while reducing the cost structure and enhancing the overall manufacturing process. We look forward to the opportunity to expand on this initial implementation for Ford, as the eMPower MPM strategy proves its worth."

About Tecnomatix Technologies, Ltd.

Tecnomatix Technologies, Ltd. (NASDAQ: TCNO) is the world's leading provider of Manufacturing Process Management software for the electronics, automotive, aerospace and heavy equipment industries. The company's eMPower™ software enables global manufacturing customers to build the best production strategies to succeed in their increasingly complex environments. Tecnomatix applications run on an open platform providing a collaborative environment for authoring, simulating and managing manufacturing processes across the extended enterprise and its suppliers. The company, founded in 1983, has offices and distributors in North America, Europe, the Pacific Rim and Latin America. Additional information about the company can be found at www.tecnomatix.com.

Certain statements made herein that use the words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, changes in the level of activity in the automotive industry, decline in demand to the Company's products, inability to timely develop and introduce new technologies, products and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission.

Company Contact:
Tecnomatix Technologies, Ltd.
Bill Siegel
603-891-4150, X6574
bsiegel@tecnomatix.com

Investor Contact:
Lippert/Heilshorn & Assoc.
Jody Burfening (ext. 304)
212-838-3777
jody@lhai.com

Media Contact:
Weber Shandwick Worldwide
Todd Van Hoosear
617-520-7114
tvanhoosear@webershandwick.com

Press Releases

Tecnomatix and Intro GmbH Partner to Offer Integrated 3D Lineplanning and Manufacturing Simulation Solution

Tecnomatix to Offer Industry's First Fully Functional, Proven Visual Virtual Reality Manufacturing Process Management Solution

NASHUA, N.H., February 6, 2002 - Tecnomatix Technologies, Ltd. (NASDAQ:TCNO), the leading provider of Manufacturing Process Management software solutions, today announced a partnership agreement with Intro GmbH, a leading provider of services and solutions to manufacturing industries worldwide. Tecnomatix will integrate its eMPower™ technology with Intro's INVISION software to create a comprehensive virtual reality (VR) planning solution for Manufacturing Process Management.

The integration of INVISION's 3D software – which makes possible on-screen stereoscopic representations of objects and large-scale projections– with eMPower, will significantly enhance manufacturing process planning capabilities. A bi-directional interface between the INVISION software and the eMPower planning platform, eM-Planner, including its numerous integrated applications, allows front loading, review and verification of the status of layout planning, logistics and working cells. This integrated application covers processes between single robotic cells and enables the optimal planning and succession of individual manufacturing steps throughout the process. These steps are supplemented and verified through Tecnomatix eM-Workplace, eM-Assembly and eM-PLC for welding processes, assembly studies and robotic controls.

The combination of INVISION and eMPower technologies facilitates communication and work distribution between OEMs and their suppliers by providing continuous, consistent planning data throughout the extended enterprise – whether that data are in the form of project reviews for manufacturing lines or logistic concepts; verification of manufacturing plans within a factory or for production sites, buildings and infrastructure; or for the implementation of new processes.

"Manufacturing simulation is essential for successful production ramp-up," said Michael Martin, Executive Manager of Intro GmbH. "The combination of Intro INVISION and Tecnomatix eMPower gives manufacturers a supreme tool for ensuring the most precise layout planning and simulation possible. This will help them minimize planning mistakes, boost manufacturing process productivity, and results in a highly secured investment. By partnering with Tecnomatix to develop and offer this integrated solution, we can help our customers enhance their competitiveness significantly."

"With this newly integrated software solution, Tecnomatix now has the only functionally proven virtual reality offering for the global manufacturing industry," said Harel Beit-On, chairman and chief executive officer, Tecnomatix Technologies. "Adding this powerful feature to our eMPower Manufacturing Process Management solution can give our customers an important competitive advantage in planning, designing and verifying their production facilities, while helping them reduce overall costs."

About Tecnomatix Technologies, Ltd.
Tecnomatix Technologies, Ltd. (NASDAQ: TCNO) is the world's leading provider of Manufacturing Process Management software for the electronics, automotive, aerospace and heavy equipment industries. The company's eMPower™ software enables global manufacturing customers to build the best production strategies to succeed in their increasingly complex environments. Tecnomatix applications run on an open platform providing a collaborative environment for authoring, simulating and managing manufacturing processes across the extended enterprise and its suppliers. The company, founded in 1983, has offices and distributors in North America, Europe, the Pacific Rim and Latin America. Additional information about the company can be found at www.tecnomatix.com.

About Intro Industrieautomation GmbH
Since 1992, Intro Industrieautomation GmbH has been a key partner to leading manufacturing companies around the world. Among Intro customers are such automotive OEMs as Daimler Chrysler, BMW, General Motors, Porsche and Volkswagen. Headquartered in Ravensburg, Germany, Intro GmbH is an affiliated company of Rücker AG, an international engineering service company for the automotive and aerospace industries with more than 1850 employees at 45 sites in 15 countries. Rücker AG is listed on the Neuer Markt of the Frankfurter Stock Exchange (Germany).

Certain statements made herein that use the words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, changes in the level of activity in the automotive industry, decline in demand to the Company's products, inability to timely develop and introduce new technologies, products and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission.

Note: All brand, product and company names are trademarks of their respective owners.

Company Contact:
Tecnomatix Technologies, Ltd.
Bill Siegel
603-891-4150, X6574
bsiegel@tecnomatix.com

Investor Contact:
Lippert/Heilshorn & Assoc.
Jody Burfening (ext. 304)
212-838-3777
jody@lhai.com

Media Contact:
Weber Shandwick Worldwide
Todd Van Hoosear
617-520-7114
tvanhoosear@webershandwick.com



Tecnomatix Technologies Ltd.



Press Releases

Korea Aerospace Industries Employs Tecnomatix eMPower Solutions to Complete Company-Wide Integration Project

Leading Korean Manufacturer Builds Powerful, Integrated Manufacturing Process Management System with eMPower at Its Core

NASHUA, N.H., January 30, 2002 – Tecnomatix Technologies, Ltd. (NASDAQ: TCNO), the leading provider of Manufacturing Process Management (MPM) software solutions, announced today that Korea Aerospace Industries (KAI) has completed its Computer-Aided Planning Project (CAPP), designed to integrate its Enterprise Resource Planning (ERP), Product Data Management (PDM) and CAD/CAM systems, using Tecnomatix eMPower™ solutions.

KAI, formed through the consolidation of Korea's three major aerospace manufacturers (Samsung, Hyundai and Daewoo), underwent the integration project to improve efficiency, reduce costs and accelerate time-to-market of its aircraft production processes. Tecnomatix eMPower solutions, including eM-Assembler and eM-Planner, serve as the integration platform of the new system, which includes Metaphase PDM software, SAP R/3 for ERP, and its own in-house modeling system.

"The aims of CAPP are to integrate our engineering and production systems and to simulate not only the product to be developed, but also the processes involved in manufacturing it," said Mr. Kim Jung-Jin, manager of the CAPP integration. "The new CAPP infrastructure is already in use, and plans are in place to expand our use of Tecnomatix MPM solutions to our new helicopter project. The next phase of CAPP is to extend the existing level of integration to our entire IT infrastructure to allow concurrent engineering and to support the complete product life cycle."

According to Michael Burkett, analyst for AMR Research, Inc., aerospace manufacturers are using "Tecnomatix Technologies' eMPower application to speed the planning and development of the manufacturing process." Additionally, Burkett commented: "In today's environment, where time-to-market and a lean manufacturing process are a competitive advantage, Tecnomatix provides the technology to give manufacturers of complex products the edge they need."

"Thanks to the eMPower solution and the work of the Tecnomatix Global Professional Services (GPS) team, KAI's engineering and production systems are fully integrated for the first time," said Harel Beit-On, chairman and chief executive officer of Tecnomatix Technologies, Ltd. "In a very short time, Tecnomatix GPS assembled and integrated a very complex set of systems and solutions for KAI. This comprehensive MPM implementation will lead to immediate benefits for KAI as unnecessary process duplication is eliminated and data accuracy is increased. It will also bring long-term benefits as product planning time is significantly reduced and more potential problems are identified before a product reaches the assembly lines. KAI has built a powerful, integrated system using Tecnomatix MPM solutions at its core."

About Tecnomatix Technologies, Ltd.
Tecnomatix Technologies, Ltd. (NASDAQ: TCNO) is the world's leading provider of Manufacturing Process Management software for the electronics, automotive, aerospace and heavy equipment industries. The company's eMPower™ software enables global manufacturing customers to build the best production strategies to succeed in their increasingly complex environments. Tecnomatix applications run on an open platform providing a collaborative environment for authoring, simulating and managing manufacturing processes across the extended enterprise and its suppliers. The company, founded in 1983, has offices and distributors in North America, Europe, the Pacific Rim and Latin America. Additional information about the company can be found at www.tecnomatix.com.

About KAI
Korea Aerospace Industries, Ltd.(KAI) is Korea's premier aerospace company, formed through the consolidation of the aerospace business of Daewoo Heavy Industries (DHI), Hyundai Space & Aircraft (HYSA) and Samsung Aerospace (SSA). KAI is the designated Prime Contractor and System Integrator for all aircrafts and satellites required by the Korean government. KAI also enjoys a strong reputation in civil aerospace programs overseas and plans to expand its international cooperation with leading aerospace companies in the world.

Certain statements made herein that use the words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, changes in the level of activity in the automotive industry, decline in demand to the Company's products, inability to timely develop and introduce new technologies, products and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission.

Note: All brand, product and company names are trademarks of their respective owners.

Company Contact:
Tecnomatix Technologies, Ltd.
Bill Siegel
603-891-4150, X6574
bsiegel@tecnomatix.com

Investor Contact:
Lippert/Heilshorn & Assoc.
Jody Burfening (ext. 304)
212-838-3777
jody@lhai.com

Media Contact:
Weber Shandwick Worldwide
Todd Van Hoosear
617-520-7114
tvanhoosear@webershandwick.com

Press Releases

Kia Motors Completes First Phase of Enterprise Digital Manufacturing Project Based on Tecnomatix eMPower Solutions

Korea's Leading Automotive Manufacturer Using eMPower to Minimize Costs, Improve Productivity from Design Through Manufacturing

NASHUA, N.H., January 22, 2002 – Tecnomatix Technologies, Ltd. (NASDAQ: TCNO), the leading provider of Manufacturing Process Management (MPM) software solutions, announced today that Kia Motors, the leading Korean automotive manufacturer, has successfully completed the first phase of its enterprise Digital Manufacturing (eDM) project using Tecnomatix eMPower™ solutions.

Kia has been using Tecnomatix manufacturing software since 1995 to design, simulate and perform off-line programming for its spot-welding processes. The eDM project was initiated to implement eMPower product simulation solutions in its manufacturing center to increase productivity, reduce costs and increase efficiency throughout the engineering development environment. Phase I of the eDM project included implementation of the initial eMPower engineering and simulation solutions and proof-of-concept of the eM-Planner solution in Kia's Final Assembly division.

With the successful completion of Phase I in Kia's Car Body, Final Assembly, Powertrain and Press/Die divisions, Kia is moving on to Phase II – a more comprehensive implementation of MPM which will incorporate eMPower Quality and eM-Paint, and extend to additional Kia divisions. By Phase III, Kia expects to have completed implementing MPM solutions throughout its manufacturing engineering organization.

"We are planning to move on to eDM Phase II in the new year, and Tecnomatix is a key partner helping us to achieve our goal to join the world's top five automobile manufacturers," said Dr. Oh Youngkun, Kia Motors' eDM team leader, in a recent presentation at the Tecnomatix MPM Forum in Tokyo, Japan. "Technology innovation is a top priority for Kia and we expect to improve our profitability by upgrading technology from design to manufacturing, allowing us to minimize costs and improve productivity. We now have the eMPower simulation solutions in place as a standard across our organization. For eDM Phase II, we are going to expand our implementation of Tecnomatix MPM solutions."

"Kia Motors recognizes the importance of Manufacturing Process Management, and has been using Tecnomatix solutions for several years to maintain its competitive edge and grow its market share worldwide," said Harel Beit-On, chairman and chief executive officer of Tecnomatix Technologies, Ltd. "Properly managing your global supply, manufacturing and distribution networks is key to survival in today's highly competitive environment, and Kia is taking full advantage of the solutions and technologies we have available to ensure their success."

About Tecnomatix Technologies, Ltd.
Tecnomatix Technologies, Ltd. (NASDAQ: TCNO) is the world's leading provider of Manufacturing Process Management software for the electronics, automotive, aerospace and heavy equipment industries. The company's eMPower™ software enables global manufacturing customers to build the best production strategies to succeed in their increasingly complex environments. Tecnomatix applications run on an open platform providing a collaborative environment for authoring, simulating and managing manufacturing processes across the extended enterprise and its suppliers. The company, founded in 1983, has offices and distributors in North America, Europe, the Pacific Rim and Latin America. Additional information about the company can be found at www.tecnomatix.com.

About Kia Motors Corporation
Kia was founded in 1944 as a manufacturer of steel tubing and bicycle parts and quickly evolved into the manufacture of motorcycles and trucks. Kia was the first to manufacture bicycles and automobiles in Korea; the company's Hwasung manufacturing plant now covers more than 3.3 million square meters and total Kia production capacity now exceeds 1.15 million vehicles a year. Today, there are more than two million Kia vehicles in service on the roads of more than 164 countries.

Certain statements made herein that use the words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, changes in the level of activity in the automotive industry, decline in demand to the Company's products, inability to timely develop and introduce new technologies, products and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission.

Company Contact:
Tecnomatix Technologies, Ltd.
Bill Siegel
603-891-4150, X6574
bsiegel@tecnomatix.com

Investor Contact:
Lippert/Heilshorn & Assoc.
Jody Burfening (ext. 304)
212-838-3777
jody@lhai.com

Media Contact:
Weber Shandwick Worldwide
Todd Van Hooser

617-520-7114
tvanhoosear@webershandwick.com

Press Releases

Seiko Instruments to Offer Tecnomatix eMPower Solutions to Japanese Manufacturing Market

Leading Manufacturer Will Integrate eMPower Solutions Into Its Mechanical Design Automation Offering

Nashua, N.H., USA — January 16, 2002 — Tecnomatix Technologies, Ltd. (NASDAQ: TCNO), the leader in Manufacturing Process Management (MPM) software solutions, has entered into a distribution agreement with Seiko Instruments, Inc. (SII) of Japan. Under the terms of the agreement, SII will integrate Tecnomatix eMPower™ MPM solutions into its product offering for customers throughout Japan.

SII, which provides CAE/CAD/PDM software sales and support for factory automation systems, will distribute Tecnomatix eMPower Quality products to users of EDS Unigraphics systems. EDS, also a distribution partner of Tecnomatix, provides mechanical CAD products that are fully integrated with the Tecnomatix eMPower solution suite.

"By this agreement, we can extend our competitiveness to provide MDA solutions through every phase of the industrial process," said Soichi Suzuki, division manager, MDA CAD/CAM System Division, Industrial Systems Business, SII. "SII has been a leading mechanical CAD system provider in Japan for 20 years. We believe our new partnership with Tecnomatix in Japan will represent a great leap forward for SII as a best-in-class engineering adviser in MDA market."

"Our agreement with industry-giant SII enables us to extend our reach throughout Japan," said Harel Beit-On, chairman and CEO of Tecnomatix Technologies. "The distribution of our eMPower Quality products by SII also reinforces the open architecture of our product family, which is effectively integrated with other leading solutions in the manufacturing marketplace."

About Tecnomatix Technologies, Ltd.
Tecnomatix Technologies, Ltd. (NASDAQ: TCNO) is the world's leading provider of Manufacturing Process Management software for the electronics, automotive, aerospace and heavy equipment industries. The company's eMPower™ software enables global manufacturing customers to build the best production strategies to succeed in their increasingly complex environments. Tecnomatix applications run on an open platform providing a collaborative environment for authoring, simulating and managing manufacturing processes across the extended enterprise and its suppliers. The company, founded in 1983, has offices and distributors in North America, Europe, the Pacific Rim and Latin America. Additional information about the company can be found at www.tecnomatix.com.

About Seiko Instruments, Inc.
Seiko Instruments is one of three principal companies that comprise

the Seiko Group. It was founded in 1937 to manufacture watches. During the past half-century, the company has been active in the CAD/CAM business, and has sold Unigraphics products including an integrated 3D system, U-Graph®/Unigraphics®, a design support system, solid edge®, and a product information management system, I-man®. In addition, in order to meet the demands from Japanese users, Seiko Instruments has been engaged in development, support system, and total consultation for applications integrated with each of their software products.

Certain statements made herein that use the words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, changes in the level of activity in the automotive industry, decline in demand to the Company's products, inability to timely develop and introduce new technologies, products and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission.

Note: All brand, product and company names are trademarks of their respective owners.

Company Contact:
Tecnomatix Technologies, Ltd.
Bill Siegel
603-891-4150, X6574
bsiegel@tecnomatix.com

Investor Contact:
Lippert/Heilshorn & Assoc.
Jody Burfening (ext. 304)
212-838-3777
jody@lhai.com

Media Contact:
Weber Shandwick Worldwide
Todd Van Hoosear
617-520-7114
tvanhoosear@webershandwick.com

Press Releases

Renault Completes $350,000 In Follow-On Orders for Tecnomatix eMPower Solutions

Expanded Use of Manufacturing Process Management Solutions Will Give Renault Technocentre Additional Product Development Capacity

NASHUA, N.H., January 8, 2002 - Tecnomatix Technologies, Ltd. (NASDAQ:TCNO), the leading provider of Manufacturing Process Management software solutions, today announced that the Renault Group has purchased additional eMPower software licenses valued in excess of US$350,000 for use in their Technocentre.

The Renault Technocentre brings together in a single site all the teams responsible for the design and development of new vehicles, saving as much as US$130 million in development costs per vehicle program, according to Renault's estimates.

Renault's additional Tecnomatix eM-Workplace and eM-OLP licenses will be used in both the pre-planning and detailed studies phases of their automobile assembly process. These eMPower products let Renault improve the quality of their spot welding process, reduce robot programming time, define a workflow with line builders and allow for reusability of existing resources.

Renault will continue using eM-Workplace in the pre-planning stage of production to transfer 3D models and welding point locations from the CAD system to the production floor, conduct feasibility studies for assembly process validation, provide cost estimation support for production scenario decisions, define the assembly sequences and provide feedback to product design.

During the detailed studies stage, Renault will be able to specify the required resources and the available space for the lines or workcells to be delivered. Renault will also be able to give the line builder all technical constraints and then request a complete welding line/workcell study with paths, fixtures, definition and off-line programming.

"Renault's 12-year commitment to Tecnomatix eMPower solutions, and the company's pledge to create a collaborative work environment for its assembly process, speak to the company's commitment to the efficient manufacturing of quality products," said Harel Beit-On, chief executive officer and chairman of Tecnomatix Technologies, Ltd. "We look forward to building on our long-standing relationship with Renault and to providing them with solutions that will help keep them in the lead."

About Tecnomatix Technologies, Ltd.
Tecnomatix Technologies, Ltd. (NASDAQ: TCNO) is the world's leading provider of Manufacturing Process Management software for the electronics, automotive, aerospace and heavy equipment

industries. The company's eMPower™ software enables global manufacturing customers to build the best production strategies to succeed in their increasingly complex environments. Tecnomatix applications run on an open platform providing a collaborative environment for authoring, simulating and managing manufacturing processes across the extended enterprise and its suppliers. The company, founded in 1983, has offices and distributors in North America, Europe, the Pacific Rim and Latin America. Additional information about the company can be found at www.tecnomatix.com.

About The Renault Group

The Renault Group is now one of the world leaders in the automotive sector, through its Alliance with Nissan and its acquisition of the Dacia and Samsung brands. At the heart of the Group's activities, the Automobile Division designs, produces and markets passenger cars and light commercial vehicles, as well as agricultural machines through Renault Agriculture. Renault is the leading brand in Western Europe in all the passenger and light commercial vehicle markets. With over 160,000 employees worldwide, the Renault Group produced more than 2,000,000 vehicles and machines in 2000, and reached revenues in excess of $28 billion (U.S.) for the year.

Certain statements made herein that use the words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, changes in the level of activity in the automotive industry, decline in demand to the Company's products, inability to timely develop and introduce new technologies, products and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission.

Company Contact:
Tecnomatix Technologies, Ltd.
Bill Siegel
603-891-4150, X6574
bsiegel@tecnomatix.com

Investor Contact:
Lippert/Heilshorn & Assoc.
Jody Burfening (ext. 304)
212-838-3777
jody@lhai.com

Media Contact:
Weber Shandwick Worldwide
Todd Van Hoosear
617-520-7114
tvanhoosear@webershandwick.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECNOMATIX TECHNOLOGIES LTD.
(Registrant)

By: /s/ Harel Beit-On
Harel Beit-On
President, Chief Executive Officer and Chairman of the Board of Directors

Dated: March 5, 2002